Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-33677


                            SUPPLEMENT TO PROSPECTUS
                             DATED OCTOBER 29, 1997



     On December 11, 1997 Mentortech Inc. (the "Company") completed a private placement of 2,045,455 units (the "Units") at a Purchase Price of $1.10 per Unit, each Unit consisting of two (2) shares of Common Stock and one (1) warrant to purchase a share of Common Stock at an exercise price of $0.55 per warrant (the "Warrants"). The Warrants are callable if the market price of the Company's Common Stock has closed at or above $1 for any 20 consecutive trading days prior to the call date. The estimated $2,040,000 net proceeds of the private placement will be used for the development of the Company's business and for working capital.

     In connection with, but not as part of the private placement, Mashov Computers Marketing Ltd., the principal shareholder of the Company, converted $1,162,000 of debt owed to it by the Company into 1,056,363 Units on the same terms as provided in the Private Placement.


                                December 11, 1997